Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
August 6, 2008
SAP AG
Form 20-F for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008
Form 6-K Filed April 30, 2008
File No. 001-14251
Dear Ms. Collins,
Reference is made to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the Staff) relating to SAP AG’s Form 20-F for the fiscal year ended December 31, 2007 filed April 2, 2008 and Forms 6-K filed on April 30, 2008 and May 15, 2008. SAP hereby informs the Staff that SAP intends to respond to such comments by September 15, 2008.
If you have any questions about the foregoing, please contact the undersigned at +49 6227 763475 or Peter Harwich at 212 610 6471.
Sincerely,

Christoph Huetten
Chief Accounting Officer
SAP AG

Cc:	Dr. Werner Brandt, SAP AG Michael Junge, SAP AG Peter Harwich, Allen & Overy LLP